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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                        Filed Pursuant to Rule 13d-2(b)

                             Interline Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    458743101
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   J.P. Morgan Partners (23A SBIC), L.P.
   13-3986302
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) |_|
   (b) |_|
--------------------------------------------------------------------------------
3. SEC Use Only
--------------------------------------------------------------------------------
4. Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------
Number of Shares         5. Sole Voting Power           4,276,896
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person    6. Shared Voting Power
With:                    -------------------------------------------------------
                         7. Sole Dispositive Power      4,276,896
                         -------------------------------------------------------
                         8. Shared Dispositive Power
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     |_|

11. Percent of Class Represented by Amount in Row (9)       13.5%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)
    PN
--------------------------------------------------------------------------------


                                  Page 2 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

Item 1.

            (a)   Name of Issuer:

                  Interline Brands, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  801 West Bay Street
                  Jacksonville, Florida 32204

Item 2.

             (a)  Name of Person Filing:

                  J.P. Morgan Partners (23A SBIC), L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   Address of Principal Business Office or, if none, Residence:

                  1221 Avenue of the Americas
                  New York, New York  10020

            (c)   Citizenship:

                  Delaware

            (d)   Title of Class of Securities (of Issuer):

                  Common Stock, par value $0.01 per share

            (e)   CUSIP Number:

                  458743101

Item 3. If this statement is filed pursuant to ss.ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.  Ownership

            (a)   Amount Beneficially Owned:

                  4,276,896 shares of Common Stock

            (b)   Percent of Class:

                  13.5% (as of December 31, 2004)

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct vote: 4,276,896


                                  Page 3 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

                  (ii)  Shares power to vote or to direct the vote: Not
                        applicable
                  (iii) Sole power to dispose or to direct the disposition of:
                        4,276,896
                  (iv) Shares power to dispose or to direct disposition of: Not applicable

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.  Identification and Classification of Members of the Group

            Not applicable.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable


                                  Page 4 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                               J.P. MORGAN PARTNERS (23A SBIC), L.P.


                               By: J.P. Morgan Partners (23A SBIC Manager), Inc.

                               By: /s/ Jeffrey C. Walker
                                   ---------------------------------------------
                                   Name:  Jeffrey C. Walker
                                   Title: President


                                  Page 5 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

                                  EXHIBIT 2(a)

      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP Manager"), whose principal business office is located at the same address as JPMP (SBIC), and is also indirectly (through JPMP SBIC) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of JPMP Manager. As general partner of JPMP (SBIC), JPMP Manager may be deemed to beneficially own the shares held by JPMP (SBIC).

      JPMP Manager is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference and the names business addresses, principal occupations and employments of each of each executive officer and director of JPM Chase Bank. JPM Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.


                                  Page 6 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

                                                                      SCHEDULE A
                 J.P. Morgan Partners (23A SBIC Manager, Inc.)

                              Executive Officers(1)
                              ---------------------

President                                            Jeffrey C. Walker*
Chief Investment Officer                             Arnold L. Chavkin*
Managing Director                                    Srinivas Akkaraju*
Managing Director                                    Christopher Albinson*
Managing Director                                    Dr. Dana Beth Ardi*
Managing Director                                    Richard Aube*
Managing Director                                    Christopher C. Behrens*
Managing Director                                    John Breckenridge*
Managing Director                                    Julie Casella-Esposito*
Managing Director                                    Rodney A. Ferguson*
Managing Director                                    Cornell P. French*
Managing Director                                    Michael R. Hannon*
Managing Director                                    Matthew Lori*
Managing Director                                    Jonathan R. Lynch*
Managing Director                                    Bryan Martin*
Managing Director                                    Sunil Mishra*
Managing Director                                    Stephen P. Murray*
Managing Director                                    Timothy Purcell*
Managing Director                                    John Reardon*
Managing Director                                    Faith Rosenfeld*
Managing Director                                    Shahan D. Soghikian*
Managing Director                                    William Stuck*
Managing Director                                    Patrick J. Sullivan*
Managing Director                                    Timothy J. Walsh*
Managing Director                                    Richard D. Waters, Jr. *
Managing Director                                    Damion E. Wicker, M.D.*

                                  Directors(1)
                                  ------------

                               Jeffrey C. Walker*


                                  Page 7 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

                                   SCHEDULE B

                  J.P. MORGAN CHASE BANK, NATIONAL ASSOCIATION

                              Executive Officers(1)
                              ---------------------

Chairman of the Board and Chief Executive Officer                                             William B. Harrison Jr.*
President and Chief Operating Officer                                                         James Dimon*
Chief Information Officer                                                                     Austin A. Adams*
Co-Chairman, Investment Bank                                                                  Steven D. Black*
Chief Executive Officer, Card Services                                                        William I. Campbell*
Chief Financial Officer                                                                       Michael J. Cavanagh*
Chairman, West Coast Region                                                                   David A. Coulter*
Director of Human Resources, Head of Real Estate/Facilities, General Services, Security       John J. Farrell*
Co-General Counsel                                                                            Joan Guggenheimer*
Director of Corporate Marketing and Communications                                            Frederick W. Hill*
Head, Commercial Banking                                                                      Samuel Todd Maclin*
Head, Strategy and Business Development                                                       Jay Mandelbaum*
Co-General Counsel                                                                            William H. McDavid*
Chief Executive Officer, Treasury & Securities Services                                       Heidi Miller*
Head, Retail Financial Services                                                               Charles W. Scharf*
Executive Vice President, Card Services                                                       Richard J. Srednicki*
Head, Asset & Wealth Management                                                               James E. Staley*
Chief Risk Officer                                                                            Don M. Wilson III*
Co-Chairman, Investment Bank                                                                  William T. Winters*

                                  Directors(1)
                                  ------------

Name                                     Principal Occupation
----                                     --------------------

William B. Harrison, Jr.                 Chairman and Chief Executive Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

James Dimon                              President and Chief Operating Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

--------
(1)   Each of whom is a United States citizen
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                                  Page 8 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

David A. Coulter                         Chairman, West Coast Region
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Michael J. Cavanaugh                     Chief Financial Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Charles W. Scharf                        Head of Retail Financial Services
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Don M. Wilson III                        Chief Risk Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017


                                  Page 9 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

                                                                      SCHEDULE C

                              JPMORGAN CHASE & CO.

                              Executive Officers(1)
                              ---------------------

Chairman of the Board and Chief Executive Officer                                             William B. Harrison Jr.*
President and Chief Operating Officer                                                         James Dimon*
Chief Information Officer                                                                     Austin A. Adams*
Co-Chairman, Investment Bank                                                                  Steven D. Black*
Chief Executive Officer, Card Services                                                        William I. Campbell*
Chief Financial Officer                                                                       Michael J. Cavanagh*
Chairman, West Coast Region                                                                   David A. Coulter*
Director of Human Resources, Head of Real Estate/Facilities, General Services, Security       John J. Farrell*
Co-General Counsel                                                                            Joan Guggenheimer*
Director of Corporate Marketing and Communications                                            Frederick W. Hill*
Head, Commercial Banking                                                                      Samuel Todd Maclin*
Head, Strategy and Business Development                                                       Jay Mandelbaum*
Co-General Counsel                                                                            William H. McDavid*
Chief Executive Officer, Treasury & Securities Services                                       Heidi Miller*
Head, Retail Financial Services                                                               Charles W. Scharf*
Executive Vice President, Card Services                                                       Richard J. Srednicki*
Head, Asset & Wealth Management                                                               James E. Staley*
Chief Risk Officer                                                                            Don M. Wilson III*
Co-Chairman, Investment Bank                                                                  William T. Winters*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                                 Page 10 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

Name                         Principal Occupation or Employment;
                             Business or Residence Address
--------------------------------------------------------------------------------
Hans W. Becherer             Retired Chairman of the Board and
                             Chief Executive Officer
                             Deere & Company
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                Former Chairman and CEO
                             TIAA - CREF
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy          Retired Chairman of the Board
                             Honeywell International Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke             President
                             Comcast Cable Communications, Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown               President
                             Henry Crown and Company
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                  President and Chief Operating Officer
                             JPMorgan Chase & Co.
                             270 Park Avenue, 8th Floor
                             New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter              President and Trustee
                             American Museum of Natural History
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
William H. Gray, III         Retired President and Chief Executive Officer
                             The College Fund/UNCF
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.


                                 Page 11 of 12 pages

                                  SCHEDULE 13G
                                  ------------

Issuer: Interline Brands, Inc.                              CUSIP No.: 458743101

Name                         Principal Occupation or Employment;
                             Business or Residence Address
--------------------------------------------------------------------------------
William B. Harrison, Jr.     Chairman of the Board and Chief Executive Officer
                             JPMorgan Chase & Co.
                             270 Park Avenue, 8th Floor
                             New York, New York  10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.        Chairman and Chief Executive Officer
                             Clear Creek Properties, Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond               Chairman of the Board and Chief Executive Officer
                             Exxon Mobil Corporation
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler              Owner
                             John W. Kessler Company
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp               Chairman
                             The St. Paul Travelers Companies, Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian         Chairman and Chief Executive Officer
                             Masco Corporation
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak               Chairman and Chief Executive Officer
                             Yum! Brands, Inc.
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------
John R. Stafford             Retired Chairman of the Board
                             Wyeth
                             c/o JPMorgan Chase & Co.
                             270 Park Avenue
                             New York, New York 10017
--------------------------------------------------------------------------------


                                 Page 12 of 12 pages